Exhibit 99.1

Brussels, April 24, 2007

Dear Madam, Dear Sir,

The number of shares of Delhaize Group SA (the “Company”) deposited for the purposes of the extraordinary general meeting of April 27, 2007 will not be sufficient to meet the quorum requirement to consider and vote upon the matters proposed for a vote at that meeting. Consequently, such matters are being re-proposed at a combined ordinary and extraordinary general meeting.

The Board of Directors cordially invites the holders of shares, warrants or convertible bonds issued by the Company to attend the ordinary and extraordinary general meeting of shareholders of the Company that will be held on May 24, 2007, at 3.00 p.m. C.E.T. at the Corporate Support Office of the Company, square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium (an access map can be found on the website of the Company at www.delhaizegroup.com). The agenda of the meeting is set forth below.

We request that all persons attending the meeting arrive by 2.15 p.m. (C.E.T.) in order to timely complete the registration formalities.

Agenda of the ordinary general meeting (items 1 to 12) and extraordinary general meeting (items 13 to 17)

1.	Presentation of management report of the Board of Directors on the financial year ended December 31, 2006.

2.	Presentation of report of the statutory auditor on the financial year ended December 31, 2006.

3.	Communication of the consolidated annual accounts as of December 31, 2006.

4.	Approval of the non-consolidated annual accounts as of December 31, 2006.

Proposed resolution: Approve the non-consolidated annual accounts as of December 31, 2006, including the allocation of profits, and approve the distribution of a gross dividend of EUR 1.32 per share.

5.	Discharge of liability of the directors.

Proposed resolution: Approve the discharge of liability of persons who served as directors of the Company during the financial year ended December 31, 2006.

Delhaize Group SA/NV – Corporate Support Office – 40, Square Marie Curie – 1070 Brussels – Belgium

Tel: +32 (02) 412 22 11 – Fax: +32 (0)2 412 22 22 – http://www.delhaizegroup.com

Delhaize Group SA/NV – Registered Office – 53, rue Osseghemstraat – 1080 Brussels – Belgium

RPR/RPM 0402.206.045 (Brussels)

Bank Account Fortis : 210-0000021-73, IBAN BE 27 2100 0000 2173, BIC (SWIFT) GEBABEBB

6.	Discharge of liability of the statutory auditor.

Proposed resolution: Approve the discharge of liability of the statutory auditor of the Company for the financial year ended December 31, 2006.

7.	Renewal of appointment of directors.

7.1	Proposed resolution: Renew the mandate of Count Richard Goblet d’Alviella as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2009.

7.2	Proposed resolution: Renew the mandate of Mr. Robert J. Murray as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2009.

7.3	Proposed resolution: Renew the mandate of Dr. William L. Roper as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2009.

8.	Independence of directors under the Belgian Company Code.

8.1	Proposed resolution: Upon proposal of the Board of Directors, acknowledge that Count Richard Goblet d’Alviella, whose mandate is proposed to be renewed until the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2009, satisfies the requirements of independence set forth by the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director pursuant to the criteria of the Belgian Company Code.

8.2	Proposed resolution: Upon proposal of the Board of Directors, acknowledge that Mr. Robert J. Murray, whose mandate is proposed to be renewed until the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2009, satisfies the requirements of independence set forth by the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director pursuant to the criteria of the Belgian Company Code.

8.3	Proposed resolution: Upon proposal of the Board of Directors, acknowledge that Dr. William L. Roper, whose mandate is proposed to be renewed until the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2009, satisfies the requirements of independence set forth by the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director pursuant to the criteria of the Belgian Company Code.

9.	Amendment to the Delhaize Group 2002 Stock Incentive Plan.

Proposed resolution: Approve an amendment to the Delhaize Group 2002 Stock Incentive Plan to increase by Eight Million (8,000,000) the number of American Depositary Shares, as evidenced by American Depositary Receipts, of the Company that may be issued pursuant to options granted under such plan that satisfy the requirements of Section 422 of the US Internal Revenue Code of 1986, as amended, which also are known as incentive stock options.

10.	Delhaize Group 2007 Stock Option Plan for Associates of Non-U.S. Companies under which executive managers are entitled to acquire shares of the Company.

Proposed resolution: Approve the stock option plan of the Company entitled “Delhaize Group 2007 Stock Option Plan for Associates of Non-U.S. Companies,” to the extent that executive managers of the Company could be granted options thereunder from 2007 onwards to acquire existing shares of the Company.

11.	Accelerated vesting of stock options upon a change of control of the Company.

Proposed resolution: Approve, pursuant to Article 556 of the Belgian Company Code, any provision in (i) the amended stock option plan of the Company entitled “Delhaize Group 2002 Stock Incentive Plan”, (ii) the stock option plan of the Company entitled “Delhaize Group 2007 Stock Option Plan for Associates of Non-U.S. Companies” or (iii) any related agreement between the Company and a holder of stock options under such plans, which grants a holder of stock options under either such plan the right to exercise options to acquire shares of the Company, regardless of the vesting period of the stock options, upon a change of control of the Company.

12.	Early redemption of bonds upon a change of control of the Company.

Proposed resolution: Pursuant to article 556 of the Belgian Company Code, approve the provision granting to the holders of the bonds that the Company may issue and place through a private placement to institutional investors within the 12 months following the ordinary shareholders meeting of May 2007, in one or more tranches, denominated in Euro or in another currency, with a maturity or maturities not exceeding 10 years, for a maximum amount of between EUR 1.2 and 1.5 billion, the right to obtain the redemption of the bonds for an amount not in excess of 101% of principal amount plus accrued and unpaid interest, in the event of a change of control of the Company, as shall be provided in the terms and conditions relating to such bonds.

13.	Powers of the Board of Directors with respect to the authorized capital.

13.1	Special report of the Board of Directors regarding the renewal of the authorized capital.

13.2	Amendment of article 9 A., 1st indent of the articles of association.

Proposed resolution: Proposal to replace the first indent of article 9 A. of the articles of association with the following text:

“The board of directors is authorized to increase the share capital in one or several times up to the amount of forty-eight million three hundred ninety-four thousand four hundred eighty-five Euros (EUR 48,394,485) on the dates and pursuant to the terms decided by the board of directors for a period of five years as from the date of publication of this authorization in the Belgian Official Gazette.”

14.	Powers of the Board of Directors with respect to acquisition of shares of the Company.

Amendment of article 10, 4th indent of the articles of association.

Proposed resolution: Proposal to replace the fourth indent of article 10 of the articles of association with the following text:

“In addition, on May 24, 2007, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company’s shares on Euronext Brussels during the twenty trading days preceding such acquisition. Such authorization has been granted for a period of eighteen (18) months as from the date of the extraordinary general meeting of May 24, 2007 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.”

15.	Dematerialization of securities.

15.1	Amendment of article 12 of the articles of association.

Proposed resolution: Proposal to replace the article 12 of the articles of association with the following text:

“Securities are in bearer, registered or dematerialized form. Securities that are not entirely paid up shall remain in registered form.

Holders of securities may request at their expense the conversion of securities to registered form at any time or to dematerialized form at any time as of January 1, 2008.

Bearer securities deposited in a securities account as of January 1, 2008 will be automatically converted to dematerialized form as from that date. Bearer securities that are held in physical form on January 1, 2008 and are subsequently deposited in a securities account at a later date shall be automatically converted to dematerialized form at such later date. Bearer securities issued on or prior to December 23, 2005 that shall not have been deposited in a securities account by December 31, 2013 shall be automatically converted to dematerialized form as of January 1, 2014. Bearer securities issued after December 23, 2005 that shall not have been deposited in a securities account by December 31, 2012 shall be automatically converted to dematerialized form as of January 1, 2013.”

15.2	Amendment of article 32 of the articles of association.

Proposed resolution: Proposal to insert as second indent of article 32 of the articles of association as follows:

“Holders of dematerialized securities must provide notice of their intent to exercise their rights at the meeting to one of the financial institutions indicated in the notice to the meeting or any institution specified in such notice and pursuant to the modalities set forth in such notice, no later than four business days prior to such meeting. Within the same timeframe, one of the financial institutions indicated in the notice to the meeting or any institution specified in such notice will communicate to the company a certificate which certifies the blocking of the shares until, and including, the date of the shareholders meeting.”

16.	Vote in writing.

Addition of one indent to article 37 of the articles of association.

Proposed resolution: Proposal to add the following indent after the fourth indent of article 37 of the articles of association:

“Any shareholder may vote in writing at any shareholders meeting, by using a form to be provided by the company mentioning (i) the name and address or registered seat of the shareholder, (ii) the number of shares which the shareholder will vote, and (iii) the indication, for each point on the agenda, of the vote of the shareholder. Shares shall be taken into account for the vote and the computation of the quorum only if the form is received by the company at least four business days prior to the meeting. Any shareholder who votes in writing must comply with the deposit obligations referred to in article 32.”

17.	Powers.

Proposed resolution: Proposal to approve the following resolution:

“The extraordinary general meeting grants the powers to the board of directors, with the power to sub-delegate, to implement the decisions taken by the ordinary and extraordinary general meeting, to co-ordinate the text of the articles of association as a result of the abovementioned amendments, and to carry out all necessary or useful formalities to that effect.”

ATTENDANCE FORMALITIES

Pursuant to Articles 32 and 33 of the articles of association, holders of securities must comply with the following formalities in order to attend the ordinary and extraordinary general meeting on May 24, 2007:

(i)	Holders of registered shares must return to the Board of Directors of the Company (c/o Mrs Jacqueline Heggermont (tel: +32 2 412 21 25), Delhaize Group SA, rue Osseghemstraat 53, 1080 Brussels, Belgium) by May 18, 2007 (close of business CET) the signed original of the attendance form evidencing their intent to attend the meeting. Enclosed, you will find the attendance form.

(ii)	Subject to the holidays discussed in this paragraph, holders of bearer shares must deposit their shares by May 18, 2007 either at the registered office of the Company (Delhaize Group SA, Rue Osseghemstraat 53, 1080 Brussels, Belgium) or with a branch of ING Belgium. Please note that May 17, 2007 is a public holiday and that May 18, 2007 is a bank holiday in Belgium. Therefore, holders of bearer shares who intend to deposit their shares to a branch of ING Belgium must do so by May 16, 2007 (close of business CET). On May 18, 2007 at the latest, ING Belgium will certify to the Company that bearer shares deposited with it will remain blocked through and including the date of the ordinary and extraordinary general meeting.

(iii)	Holders of securities are permitted to be represented by proxy holders at the ordinary and extraordinary general meeting. Enclosed, you will find the proxy in the form approved by the company and which must be used to be represented at the extraordinary general meeting. Holders of bearer securities must return their signed original proxies by May 18, 2007 either to the Company (at the above address) or to a branch of ING Belgium. Please note that May 17, 2007 is a public holiday and that May 18, 2007 is a bank holiday in Belgium. Therefore, holders of bearer shares who intend to deposit their shares and return their signed original proxies to a branch of ING Belgium must do so by May 16, 2007 (close of business CET). Holders of registered securities must return their signed original proxies to the Company (at the above address) by May 18, 2007 (close of business CET). In each case, proxies may also be sent by fax to +32 2 412 21 29 by May 18, 2007 (close of business CET), provided that the signed original of such proxies be handed over to the Company at the latest immediately prior to the beginning of the general meeting. Failure to comply with these requirements will result in the Company not acknowledging the powers of the proxy holder.

(iv)	Holders of convertible bonds or warrants issued by the Company may attend the meeting in an advisory capacity with respect to such bonds or warrants as provided by the Belgian Company Code, and are subject to the same attendance requirements as those applicable to shareholders.

In order to attend the meeting, individuals holding securities and proxy holders must prove their identity, and representatives of legal entities must hand over documents establishing their identity and their representation powers, in each case at the latest immediately prior to the beginning of the meeting.

Enclosed, you will find an information statement providing additional information on the items of the agenda, the annual report of the Company, a comparison of the current version of the articles of association with the amended version as proposed to the meeting and the documents referred to in the agenda items of the ordinary and extraordinary general meeting.

Yours sincerely,

Georges Jacobs
Chairman of the Board of Directors

P.S.:	If you wish to attend the ordinary and extraordinary general meeting, please return the enclosed attendance form (pink document) duly completed.

Enclosures:

1.	Attendance form (pink document).

2.	Proxy in the form approved by the Company.

3.	Information statement providing additional information on the agenda items.

4.	2006 annual report of the company.

5.	Non-consolidated annual accounts, management report of the Board of Directors and report of the statutory auditor on the non-consolidated annual accounts.

6.	Draft Delhaize Group 2007 Stock Option Plan for Associates of Non-U.S. Companies.

7.	Special report of the Board of Directors related to the renewal of the authorized capital.

8.	Comparison of the current version of the articles of association with the amended version as proposed to the extraordinary general meeting.

Annex 1

to Exhibit 99.1

Access Map

Corporate Support Office – Delhaize Group

Square Marie Curie 40

1070 Brussels (Anderlecht)

By car:

•	On the Brussels Ring, take exit 15a (Lennik - Erasmus)

•	Turn left at the first roundabout

•	Continue at the next roundabout, turn right at the following one (Drève Olympique)

•	At the traffic lights, turn left

•	Pass under the motorway on the Boulevard Maurice Carême.

•	You will see the Erasmus Office Park at your right

•	Delhaize Group’s offices are located in the second building (clockwise)

By metro:

•	Stop at Eddy Merckx metro station (line 1B)

•	Follow the Lennikse Baan in the direction of the motorway

•	Under the motorway, Lennikse Baan will become Boulevard Maurice Carême

•	You will see the Erasmus Office Park at your right

•	Delhaize Group’s offices are located in the fourth building (counterclockwise)

Annex 2

to Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

ATTENDANCE FORM FOR REGISTERED SHAREHOLDERS

The undersigned:

First name	:

Family name	:

Address	:

or

Corporate name	:

Form of corporation	:

Registered office	:

hereby represented by (first name, family name and capacity) :

holder of                      registered shares of Delhaize Group SA, with registered office at 1080 Brussels, rue Osseghem 53, registered with the Register of legal entities under number 0402.206.045, hereby notifies the company of his/her/its intent to attend the ordinary and extraordinary general meeting of Delhaize Group that will take place on Thursday May 24, 2007 at 3:00 p.m. (CET) at the Corporate Support Office of Delhaize Group, square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium.

Signature:

Name:

Date:

Annex 3

to Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

SHAREHOLDER PROXY

The undersigned:

First name	:

Family name	:

Address	:

or

Corporate name	:

Form of corporation	:

Registered office	:

holder of                      shares of Delhaize Group SA, with registered office at 1080 Brussels, rue Osseghemstraat 53, Belgium, registered with the Register of legal entities under number 0402.206.045 (“Delhaize Group”), hereby represented by (*) (family name, first name and capacity)

who/which hereby declares and warrants to Delhaize Group to have full authority to execute this proxy on behalf of the undersigned,

hereby grants special powers to

in order to be represented at the ordinary and extraordinary general meeting of Delhaize Group that will take place on May 24, 2007 at 3.00 p.m. (CET) at the Corporate Support Office of Delhaize Group, square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium, and vote on his/her/its behalf on all the items of the agenda in accordance with the following voting instructions. Items 1 through 12 of the agenda are items of the ordinary general meeting and items 13 through 17 of the agenda are items of the extraordinary general meeting.

(*)	This information must be provided, except where the represented shareholder is an individual who executes this proxy him/herself.

VOTING INSTRUCTION: (**)

1) Item 1 of the agenda does not require a vote		2) Item 2 of the agenda does not require a vote

3) Item 3 of the agenda does not require a vote		4) vote on proposed resolution 4
		- vote in favor - vote against - abstain	( ) ( ) ( )

5) vote on proposed resolution 5		6) vote on proposed resolution 6
- vote in favor - vote against - abstain	( ) ( ) ( )	- vote in favor - vote against - abstain	( ) ( ) ( )

7) vote on proposed resolution 7.1		8) vote on proposed resolution 7.2
- vote in favor - vote against - abstain	( ) ( ) ( )	- vote in favor - vote against - abstain	( ) ( ) ( )

9) vote on proposed resolution 7.3		10) vote on proposed resolution 8.1
- vote in favor - vote against - abstain	( ) ( ) ( )	- vote in favor - vote against - abstain	( ) ( ) ( )

11) vote on proposed resolution 8.2		12) vote on proposed resolution 8.3
- vote in favor - vote against - abstain	( ) ( ) ( )	- vote in favor - vote against - abstain	( ) ( ) ( )

13) vote on proposed resolution 9		14) vote on proposed resolution 10
- vote in favor - vote against - abstain	( ) ( ) ( )	- vote in favor - vote against - abstain	( ) ( ) ( )

15) vote on proposed resolution 11		16) vote on proposed resolution 12
- vote in favor - vote against - abstain	( ) ( ) ( )	- vote in favor - vote against - abstain	( ) ( ) ( )

17) Item 13.1 of the agenda does not require a vote		18) vote on proposed resolution 13.2
		- vote in favor - vote against - abstain	( ) ( ) ( )

19) vote on proposed resolution 14		20) vote on proposed resolution 15.1
- vote in favor - vote against - abstain	( ) ( ) ( )	- vote in favor - vote against - abstain	( ) ( ) ( )

21) vote on proposed resolution 15.2		22) vote on proposed resolution 16
- vote in favor - vote against - abstain	( ) ( ) ( )	- vote in favor - vote against - abstain	( ) ( ) ( )

23) vote on proposed resolution 17
- vote in favor - vote against - abstain	( ) ( ) ( )

(**)	Please mark your selection.

If the undersigned did not provide a voting instruction with respect to any proposed resolution, then:

(i)	the proxy holder will vote in favor of the proposed resolution; OR

(ii)	if the undersigned has crossed out item (i) immediately above, the proxy holder will vote in the best interest of the undersigned.

In addition, the proxy holder will be entitled to:

(i)	participate in all discussions at the meeting and vote, amend or reject any proposed resolution of the agenda on behalf of the undersigned; AND

(ii)	with respect to the above, execute all deeds, minutes, attendance list and, in general, do anything required.

This proxy is irrevocable. Holders of shares who granted a proxy may still attend the general meeting but will not be permitted to vote in person.

Holders of bearer shares must return their signed original proxies by May 18, 2007 (close of business CET) either to Delhaize Group (c/o Jacqueline Heggermont, Delhaize Group, rue Osseghemstraat 53, 1080 Brussels, Belgium) or to a branch of ING Belgium. Please note that May 17, 2007 is a public holiday and that May 18, 2007 is a bank holiday in Belgium. Therefore, holders of bearer shares who intend to deposit their shares and return their signed original proxies to a branch of ING Belgium must do so by May 16, 2007 (close of business CET). Holders of registered shares must return their signed original proxies to Delhaize Group (at the address mentioned above) by May 18, 2007 (close of business CET). In each case, proxies may also be sent by fax to +32 2 412 21 29 by May 18, 2007 (close of business CET), provided that the signed original of such proxies be handed over to Delhaize Group at the latest immediately prior to the beginning of the general meeting. Failure to comply with these requirements will result in Delhaize Group not acknowledging the powers of the proxy holder.

Signature:

Name:

Capacity:

Date:

Annex 4

to Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

INFORMATION STATEMENT

Brussels, April 24, 2007

To the shareholders of Delhaize Group SA (the “Company”):

This letter provides information concerning the agenda of the ordinary and extraordinary general meeting of shareholders to be held on Thursday, May 24, 2007, at 3:00 p.m., local time, at the Corporate Support Office of the Company, square Marie Curie 40, 1070 Anderlecht, Brussels, Belgium.

At the ordinary and extraordinary general meeting, the Company’s shareholders will consider and vote on the items of the agenda as further detailed in this information statement. Proposals 13 to 17 were on the agenda of the extraordinary general meeting of shareholders to be held on April 27, 2007, at which the applicable quorum requirement has not been satisfied.

Belgian law does not require a quorum for the ordinary and extraordinary general meeting being held on May 24, 2007. Consequently, decisions at this ordinary and extraordinary meeting can be taken irrespective of the number of Delhaize Group shares represented at the meeting. Items 4 to 12 and 17 can be validly adopted subject to the approval of the majority of the votes cast. Items 13.2, 15.1, 15.2 and 16 can be validly adopted subject to approval of 75% of the votes cast. Item 14 can be validly adopted subject to approval of 80% of the votes cast.

You can validly express the vote attached to your shares at the May 24, 2007 meeting by following the procedures specified in the notice of the ordinary and extraordinary general meeting, which has been published in the press. The notice, the annual report of the Company, a comparison of the current version of the articles of association with the amended version as proposed to the meeting and the documents referred to in the agenda items of the ordinary and extraordinary general meeting can be downloaded from our web site at www.delhaizegroup.com and can be ordered from the Delhaize Group Investor Relations Department by calling +32 2 412 21 51. If you have questions regarding the proposals, please contact the Delhaize Group Investor Relations Department.

Pierre-Olivier Beckers President and Chief Executive Officer

1

Delhaize Group SA/NV

Ordinary and Extraordinary General Meeting of Shareholders

May 24, 2007

Agenda

1.	Presentation of the Management Report of the Board of Directors for the Financial Year Ended December 31, 2006		3

2.	Presentation of the Report of the Statutory Auditor for the Financial Year Ended December 31, 2006		3

3.	Communication of the Consolidated Annual Accounts as of December 31, 2006		3

4.	Proposal to Approve the Non-Consolidated Annual Accounts as of December 31, 2006, including the Appropriation of Available Profits, and Approve the Distribution of a Gross Dividend of EUR 1.32 per Ordinary Share		4

5.	Proposal to Discharge Liability of Directors for the Financial Year Ended December 31, 2006		5

6.	Proposal to Discharge Liability of Statutory Auditor for the Financial Year Ended December 31, 2006		5

7.	Renewal of Terms of Directors		5

	7.1	Proposal to renew the term of Count Richard Goblet d’Alviella for a period of three years	5

	7.2	Proposal to renew the term of Mr. Robert J. Murray for a period of three years	6

	7.3	Proposal to renew the term of Dr. William L. Roper for a period of three years	6

8.	Proposals to Designate each of the Persons listed below as Independent Directors under Belgian Company Code		6

	8.1	Count Richard Goblet d’Alviella	7

	8.2	Mr. Robert J. Murray	7

	8.3	Dr. William L. Roper	7

9.	Proposal to Approve Amendment to Delhaize Group 2002 Stock Incentive Plan		7

10.	Proposal to Approve the Delhaize Group 2007 Stock Option Plan for Associates of Non-U.S. Companies		8

11.	Proposal to Approve Accelerated Vesting of Stock Options Upon a Change of Control of the Company		8

12.	Proposal to Approve an Early Redemption of Bonds Upon a Change of Control of the Company		9

13.	Proposal to amend Article 9 A., 1st indent of the Company’s articles of association on the powers of the Board of Directors with respect to the authorized capital		9

14.	Proposal to amend Article 10, 4th indent of the Company’s articles of association on the powers of the Board of Directors with respect to acquisition of Company shares		10

15.	Proposal to amend Article 12 and Article 32, 1st indent of the Company’s articles of association with respect to the dematerialization of bearer securities		10

16.	Proposal to add one indent to Article 37 of the Company’s articles of association with respect to the vote in writing		11

17.	Power to implement the Proposals		11

2

Item (1)

Presentation of the Management Report of the Board of Directors

for the Financial Year Ended December 31, 2006

Annually the Board of Directors of the Company (the “Board”) prepares, according to Belgian law, a management report on the Company. No later than one month before the date of the ordinary general meeting, the Board provides the management report on the consolidated annual accounts and the management report on the non-consolidated annual accounts to the Company’s statutory auditor, Deloitte, Reviseurs d’Entreprises SC sfd SCRL.

As indicated in the consolidated annual report, the chapters Business Review, Financial Review, Notes to the Financial Statements and Corporate Governance contain the information required by the Belgian Company Code to be included in the management report of the Board on the consolidated annual accounts and constitute in the aggregate such management report.

The management reports of the Board will be presented to the shareholders at the ordinary and extraordinary general meeting.

No vote is required on the management reports.

Item (2)

Presentation of the Report of the Statutory Auditor

for the Financial Year Ended December 31, 2006

The statutory auditor is required to review the accounts and prepare a report on the annual accounts of the Company for the attention of the shareholders. The statutory auditor (i) expressed an unqualified opinion on the non-consolidated annual accounts and consolidated annual accounts of the Company for the financial year ended December 31, 2006, (ii) stated that the management reports of the Board include the information required by law and (iii) certified that the non-consolidated annual accounts and the consolidated annual accounts give a true and fair view on the situation of the Company. The report of the statutory auditor on the consolidated accounts is reproduced in the consolidated annual report on page 102. The consolidated annual report and the report of the statutory auditor on the non-consolidated annual accounts were sent together with the notice to the registered shareholders and are also available on the website of the Company (www.delhaizegroup.com) or upon request made to the Delhaize Group Investor Relations Department.

The reports of the statutory auditor will be presented to the shareholders at the ordinary and extraordinary general meeting.

No vote is required on the reports of the statutory auditor.

Item (3)

Presentation of the Consolidated Annual Accounts

as of December 31, 2006

The consolidated annual accounts and the results of the Company as of December 31, 2006 will be presented and discussed at the ordinary and extraordinary general meeting.

No vote is required on the consolidated annual accounts as of December 31, 2006.

Item (4)

Proposal to Approve the Non-Consolidated Annual Accounts as of December 31, 2006,

including the Appropriation of Available Profit, and

Approve the Distribution of a Gross Dividend of EUR 1.32 (one euro thirty two cents) per Ordinary Share

The following appropriation of the available profit of the Company will be proposed for shareholder approval at the ordinary and extraordinary general meeting:

Appropriation of Profit	(in thousands of EUR)
Available profit from the financial year ended December 31, 2006	145,802

Profit carried forward from previous years	15,317

Total available profit	161,119

Profit to carry forward	(33,270)

Transfer to legal reserve	(88)

Gross dividend of EUR 1.32 per ordinary share	(127,761)

As indicated in the table above, at the ordinary and extraordinary general meeting, the Board will propose the payment of a gross dividend of EUR 1.32 per share. The aggregate amount of the gross dividend related to all the ordinary shares outstanding at the date of the adoption of the annual accounts by the Board , which was March 14, 2007, will therefore amount to EUR 127.8 million.

As a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Company might have to issue new ordinary shares, coupon no. 45 attached, between the date of adoption of the annual accounts by the Board, which was March 14, 2007, and the date of their proposed approval by the ordinary and extraordinary general meeting of May 24, 2007.

The Board will communicate at the ordinary and extraordinary general meeting of May 24, 2007 the aggregate number of shares entitled to the 2006 dividend and will submit to this meeting the aggregate final amount of the dividend for approval. The non-consolidated annual accounts of 2006 will be modified accordingly. The maximum number of shares which could be issued between March 14, 2007, and May 24, 2007, assuming that all vested warrants were to be exercised, is 1,792,292. This would result in an increase in the total amount to be distributed as dividend of EUR 2.4 million to a total of EUR 130.1 million and a corresponding decrease of the profit carried forward of EUR 2.4 million.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (5)

Proposal to Discharge Liability of the Directors for

the Financial Year Ended December 31, 2006

Under Belgian law, after approval of the non-consolidated annual accounts, the shareholders have to vote on the discharge of liability of directors.

Such discharge is valid only to the extent that the annual accounts submitted by the Board contain neither omission, nor false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the articles of association or the Belgian Company Code, is valid only if such actions have been mentioned in the notice of the ordinary and extraordinary general meeting, which is not the case.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (6)

Proposal to Discharge Liability of the Statutory Auditor for

the Financial Year Ended December 31, 2006

Under Belgian law, after approval of the non-consolidated annual accounts, the shareholders have to vote on the discharge of liability of the statutory auditor.

Such discharge is valid only to the extent that the annual accounts contain neither omission, nor false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the articles of association or the Belgian Company Code, is valid only if such actions have been mentioned in the notice of the ordinary and extraordinary general meeting, which is not the case.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (7)

Renewal of Terms of Directors

Under Belgian law, directors are elected by majority vote at the ordinary general meeting for a term of up to six years. As of January 1, 1999, the Company set the length of director terms at a maximum of three years. Directors may be removed from office at any time by a majority vote at any meeting of shareholders.

The persons named below are nominated to serve on the Board for the terms proposed. Each nominee for director has indicated that he is willing and able to serve as a director if elected. Based on the advice of the Remuneration and Nomination Committee, the Board unanimously recommends that each shareholder vote FOR the election of each of the nominees named below as a director of the Company for the terms proposed.

7.1	Proposal to renew the term of Count Richard Goblet d’Alviella as a director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2009.

Count Richard Goblet d’Alviella (1948). Richard Goblet d’Alviella has been the Chief Executive Officer of Sofina S.A., a Belgian financial holding company, since 1989. Mr. Goblet d’Alviella is a member of the board of directors of Sofina as well as a number of the companies in which Sofina has interests or is affiliated, such as Suez, Eurazeo, Danone and Caledonia Investments. Prior to joining Sofina, Mr. Goblet d’Alviella was a Managing Director of the Paine Webber Group and he has a 15-year background in international investment banking in London and New York. Mr. Goblet d’Alviella holds a Commercial Engineer’s degree from Université Libre de Bruxelles, Brussels, and a Master’s degree in Business Administration from Harvard Business School. Mr. Goblet d’Alviella was elected to the Board of Directors of Delhaize Group in 2001.

7.2	Proposal to renew the term of Mr. Robert J. Murray as a director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2009.

Mr. Robert J. Murray (1941). Robert J. Murray retired as Chairman of the Board and Chief Executive Officer of New England Business Service, Inc. in January 2004. Mr. Murray had been a director of New England Business Service, Inc. since 1991. From 1997 to 2000, Mr. Murray was a member of the Board of Directors of Hannaford. Mr. Murray retired from The Gillette Company in 1995, having been with Gillette for more than 34 years. From 1991 until his retirement in 1995, Mr. Murray was Executive Vice President, North Atlantic Group of Gillette. Mr. Murray is a director of Tupperware Brands, Inc., IDEXX Laboratories, Inc., LoJack Corporation and The Hanover Insurance Group. Mr. Murray is a graduate of Boston College and holds a Master’s degree in Business Administration from Northeastern University. Mr. Murray was elected to the Board of Directors of Delhaize Group in 2001.

7.3	Proposal to renew the term of Dr. William L. Roper as a director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2009.

Dr. William L Roper (1948). William Roper is Dean of the UNC (University of North Carolina) School of Medicine and CEO of the UNC Health Care System. Until March 2004, he was Dean of the UNC School of Public Health at Chapel Hill. He is also a professor of health policy and administration in the School of Public Health, and a professor of pediatrics in the School of Medicine at UNC-CH. Before joining UNC-CH in 1997, Dr. Roper was senior vice president of Prudential HealthCare. Prior to that, he was director of the U.S. Centers for Disease Control and Prevention (CDC) and served on the senior White House staff. He received his Doctor of Medicine from the University of Alabama School of Medicine, and his Master’s degree in Public Health from the University of Alabama at Birmingham School of Public Health. He completed his residency in pediatrics at the University of Colorado Medical Center.

Item (8)

Independence of Directors

All directors with the exception of Chief Executive Officer Pierre-Olivier Beckers have previously been determined by the shareholders to be independent under the criteria of the Belgian Company Code.

In the U.S., the Company is listed on the New York Stock Exchange (NYSE). Under the rules of the NYSE, listed companies that are foreign private issuers (such as the Company) are permitted to follow home country practices in lieu of the director independence requirements of the NYSE. Nonetheless, the Board considered in March 2007 all criteria applicable to the assessment of independence of directors under applicable Belgian Company Code, the Belgian Code on Corporate Governance and NYSE rules and determined that, in the absence of any intervening facts or circumstances, except for the Chief Executive Officer, all the directors of the Company and the nominees named under 8.1 to 8.3 below meet those independence criteria, it being understood that the Board believes that service as a non-executive director for more than three terms does not alone disqualify a director from being independent.

A summary of the guidelines used by the Board to determine director independence can be found in the appendix 1 to the Terms of Reference of the Board of Directors on page 20 of our Corporate Governance Charter, available on the Company’s website at www.delhaizegroup.com. The Board made its determination based on the rules applicable in Belgium and the U.S. based on information provided by all directors regarding their relationships with the Company.

The Board will propose at the ordinary and extraordinary general meeting of May 24, 2007 that the shareholders acknowledge that all directors proposed for renewal are independent within the meaning of the Belgian Company Code.

The proposed resolution only relates to the acknowledgment that the directors whose mandate is proposed to be renewed are meeting the independence criteria under the Belgian Company Code.

For directors to be independent within the meaning of the Belgian Company Code, the following conditions must be met:

•	A director cannot have a relationship with any company that is likely to impair his/her independence at any time.

•

Neither a director nor one of his/her immediate family members can at any time hold shares and/or ADRs representing, whether such shares and/or ADRs are held by such director alone or together with any of his/her immediate family members:

•	more than 10% of the capital of the Company, directly and/or indirectly through one or several companies controlled by such director; or

•

even less than 10% of the capital of the Company, if such director or any of his/her immediate family members is bound by any agreement or arrangement restricting either the transfer of such shares or ADRs or the exercise of any right pertaining to such shares or ADRs.

•

A director cannot qualify as an independent director of the Company if, during a period of two years preceding his/her appointment as an independent director, such person has held a position of director, member of the Executive Committee, CEO or officer of the Company or any of its affiliated companies. This requirement does not apply to the renewal of the mandate of independent directors of the Company.

•

A director cannot qualify as an independent director if any of the immediate family members of such director hold at any time a position of director, member of the Executive Committee, CEO or officer of the Company or any of its affiliated companies.

The Board unanimously recommends that the shareholders acknowledge that the directors whose mandate is proposed to be renewed meet the independence criteria under the Belgian Company Code and vote FOR the following proposals:

8.1	Proposal to acknowledge that Count Richard Goblet d’Alviella satisfies the requirements of independence of the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director.

Count Richard Goblet d’Alviella’s biographical information is provided above.

8.2	Proposal to acknowledge that Mr. Robert J. Murray satisfies the requirements of independence of the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director.

Robert J. Murray’s biographical information is provided above.

8.3	Proposal to acknowledge that Dr. William L. Roper satisfies the requirements of independence of the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director.

William L. Roper’s biographical information is provided above.

Item (9)

Proposal to Approve Amendment to

Delhaize Group 2002 Stock Incentive Plan

The Delhaize Group 2002 Stock Incentive Plan (the “2002 Plan”) previously was approved by the shareholders at the Company’s May 23, 2002 ordinary general meeting of shareholders. A copy of the 2002 Plan as presently in effect is available on the website of the U.S. Securities and Exchange Commission (www.sec.gov) as Exhibit 4.3 to the Company’s Form S-8 registration statement filed May 29, 2002.

The Board proposes to amend the 2002 Plan to increase by Eight Million (8,000,000) the number of Delhaize Group American Depositary Shares (“ADSs”), as evidenced by American Depositary Receipts, that may be issued pursuant to options granted under the 2002 Plan that satisfy the requirements of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (“Incentive Stock Options”).

The purpose of the 2002 Plan is to enhance the ability of the Company, its wholly-owned subsidiary Delhaize America, Inc. and their respective subsidiaries to attract and retain officers, employees, directors and consultants of outstanding ability and to provide selected officers, employees, directors, consultants and individuals who have accepted an offer of employment from any of these entities with an interest in the Company parallel to that of the Company’s shareholders.

The Belgian Code on Corporate Governance recommends obtaining shareholders’ approval on the issue of stock option plans under which executive managers may be granted options to acquire shares of the Company. The Board also proposes to approve the above amendment to the 2002 Plan to conform to such recommendation.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (10)

Proposal to Approve the Delhaize Group 2007 Stock Option Plan

for Associates of Non-U.S. Companies

The Belgian Code on Corporate Governance recommends obtaining shareholders’ approval on the issue of stock option plans under which executive managers will be granted options to acquire shares of the Company. The Board proposes this year to approve the Delhaize Group 2007 Stock Option Plan for Associates of Non-U.S. Companies under which executive managers of the Company may be granted options from 2007 onwards to acquire existing shares of the Company, without dilution effect for the existing shareholders.

The draft Delhaize Group 2007 Stock Option Plan for Associates of Non-U.S. Companies is available on the Company’s website at www.delhaizegroup.com.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (11)

Proposal to Approve Accelerated Vesting of Stock

Options Upon a Change of Control of Delhaize Group

Consistent with past practices, the Board intends to issue stock options for management associates of non-U.S. operating companies of the Company, granting to the beneficiaries the right to acquire existing shares of the Company under the terms and conditions of the stock option plan referred to in agenda Item 10 above. One of the provisions of the plan will provide that in the event of a change of control over the Company the beneficiaries will have the right to exercise their options for acquiring shares of the Company regardless of the vesting period of the options.

Also consistent with past practices, the Board intends to issue up to an additional Eight Million (8,000,000) stock options for management associates of U.S. operating companies of the Company pursuant to the amendment to the stock option plan referred to in agenda Item 9 above, granting to the beneficiaries of such options the right to subscribe to new shares of the Company under the terms and conditions of such stock option plan. One of the provisions of the plan provides that in the event of a change of control over the Company the beneficiaries of such options may have the right to exercise their options for subscribing to new shares of the Company regardless of the vesting period of the options.

In order to be enforceable, Article 556 of the Belgian Company Code requires that these provisions be approved by the shareholders. The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (12)

Proposal to Approve an Early Redemption of Bonds

Upon a Change of Control of Delhaize Group

In its normal course of business, the Company is considering issuing a bond issue within 12 months from the ordinary shareholders meeting of May 2007. The maximum amount of such bond issue would be between EUR 1.2 and 1.5 billion. The proceeds from this bond issue would be used for seasonal and operational needs, to invest in the growth of the business and/or to refinance existing debt. The bond issue may comprise tranches denominated in EUR and/or in USD, and with different maturities, which shall not exceed 10 years. Interest rates would be based on the then prevailing market conditions and may include fixed and floating interest rates.

Market practice is to include provisions granting the holders of bonds the right to early repayment for an amount not in excess of 101% in the event of a change of control of the Company. In order to be enforceable, Article 556 of the Belgian Company Code requires that such change of control provision be approved by the shareholders. The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Item (13)

Amendment to Article 9 A., 1st indent of

Delhaize Group’s articles of association

The Board is authorized under Article 9 A. of the Company’s articles of association for a period of five years expiring on June 14, 2007 to increase the share capital of the Company in one or several times up to Forty-Six Million One Hundred Ninety-Six Thousand Three Hundred Fifty-Two euros (EUR 46,196,352). The Board used such authorization mainly to issue convertible bonds for additional equity financing and to issue subscription rights as incentive to managers and officers of the Company or its subsidiaries.

The circumstances in which the Board may decide to increase the share capital of the Company are assessed by the directors in the best corporate interests of the Company.

In case of a share capital increase, the Board is authorized to limit or revoke, in the interest of the Company, the preferential rights provided by legal provisions in force, including to the benefit of one or more specific persons, whether or not employees of the Company or its subsidiaries.

The Special Report of the Board on the renewal of its powers with respect to the authorized capital prepared pursuant to Article 604 of the Belgian Company Code is available at the Company’s website (www.delhaizegroup.com).

The Board proposes and recommends that the shareholders approve an amendment to Article 9 A., first indent of the Company’s articles of association, which grants authority to the Board to increase the share capital of the Company up to the amount of Forty-Eight Million Three Hundred Ninety-Four Thousand Four Hundred Eighty-Five euros (EUR 48,394,485), for a new period of five years beginning on the date of publication of such authorization in the Belgian State Gazette.

Item (14)

Amendment to Article 10, 4th indent of

Delhaize Group’s articles of association

The Board is authorized under Article 10 of the Company’s articles of association, for a period of 18 months expiring on November 24, 2007, to purchase, on behalf of the Company, a maximum of ten percent (10%) of the outstanding Delhaize Group ordinary shares at a per share purchase price no less than one Euro (Euro 1) and at a maximum unit price not higher than twenty percent (20%) above the highest stock market closing price of the Company’s shares on Euronext Brussels during the twenty trading days preceding such share purchase. The Board could make such purchases, on behalf of the Company, for instance for investment purposes or to cover exercises under equity-based compensation plans for employees of the Company or its subsidiaries. Under Article 10, such purchases may also be made by one or more direct subsidiaries of the Company. All such purchases count toward the ten percent maximum.

The Board proposes and recommends that the shareholders approve an amendment to Article 10, fourth indent of the Company’s articles of association, which grants authority to the Board to purchase, on behalf of the Company, a maximum of ten percent (10%) of the outstanding Delhaize Group ordinary shares for a new period of eighteen months beginning on the date of shareholders’ approval at a per share purchase price no less than one Euro (Euro 1) and no greater than twenty percent (20%) above the highest stock market closing price of the Company’s shares on Euronext Brussels during the twenty trading days preceding such share purchase.

Item (15)

Amendments to Article 12 and article 32 of Delhaize Group’s articles of association

Article 12 of the Company’s articles of association currently provides that securities are in bearer or registered form. The Belgian law dated 23 December 2005 on the abolition of bearer securities however requires that Belgian companies that have securities listed on a regulated market, such as the Company, amend their articles of association before December 31, 2007 in order to provide for (i) the possibility of issuing dematerialized securities and (ii) the progressive automatic conversion of bearer securities into dematerialized securities. Under Belgian law, bearer securities (titres au porteur / effecten aan toonder) are securities represented by a certificate which entitle its holder to exercise all rights attached to the security merely by holding it. Dematerialized securities (titres dématérialisés / gedematerialiseerde effecten) are securities represented by entries, under the name of their holders, in the book of a depositary institution.

The Board therefore proposes and recommends that the shareholders approve an amendment to Article 12 of the Company’s articles of association which provides for (i) the possibility of having securities in bearer, registered or dematerialized form, (ii) the automatic conversion of bearer securities deposited in a securities account as of January 1, 2008 to dematerialized securities as from that date, (iii) the automatic conversion to dematerialized securities of bearer securities deposited in a securities account after January 1, 2008 at the date of such deposit, (iv) for bearer securities issued on or prior to December 23, 2005 that have not been deposited in a securities account by December 31, 2013 to be automatically converted, their automatic conversion to dematerialized securities as of January 1, 2014, and (v) for bearer securities issued after December 23, 2005 that have not been deposited in a securities account by December 31, 2012 to be automatically converted to dematerialized securities as of January 1, 2013.

In addition, the Board proposes and recommends that the shareholders approve the insertion, after the first indent of Article 32 of the Company’s articles of association, of an indent which provides for the notification procedure applicable to holders of dematerialized securities in order to exercise their rights at the general meeting of shareholders.

Item (16)

Adoption of

Article 37, 5th indent of Delhaize Group’s articles of association

The Board proposes and recommends that the shareholders approve the addition of a fifth indent to Article 37 of the Company’s articles of association which provide for the possibility for any shareholder to vote in writing at any general meeting of shareholders using a form to be provided by the Company.

Item (17)

Power to Implement the Proposals

The Board proposes and recommends that the shareholders grant the powers to the Board, with the power to sub-delegate, to implement the proposals approved by the shareholders, to co-ordinate the text of the articles of association, and to carry out all necessary or useful formalities to that effect.

Annex 5

to Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

Comparison of the current version of the articles of association (translated)

with the amended version as proposed to the ordinary and extraordinary general meeting that will be held on May 24, 2007

ARTICLE NINE – AUTHORIZED CAPITAL

Current version of article 9 of the articles of association:

A. The board of directors is authorized to increase the share capital in one or several times up to forty-six million one hundred ninety-six thousand three hundred and fifty-two Euros (Euros
46,196,352,-) on the dates and pursuant to the terms decided by the board of directors for a period of five years as from the date of publication of this authorization in the Appendix of the Official Gazette.

This authorization is renewable according to the terms provided for by law.

The board is authorized to increase the capital as mentioned above, by contributions in cash or, to the extent permitted by law, by contributions in kind, or by incorporation of the available or unavailable reserves or the issuance premium account. In the latter cases, such increase may occur with or without issuance of new shares.

The increase of the share capital may also be achieved by the issuance of convertible bonds or subscription rights - whether or not attached to other securities - which may cause the creation of new shares in compliance with the legal provisions in force.

In case of a share capital increase, the board of directors is authorized to limit or revoke, in the interest of the company, the preferential right provided for by legal provisions in force, including to the benefit of one or more specific persons, whether or not employees of the company or its subsidiaries.

To the extent permitted by law, the board of directors is also authorized to increase the share capital after it has received notice of a public take-over bid relating to the company. In such a case, the board of directors is expressly authorized to limit or revoke the preferential right of the shareholders, even in favor of specific persons. Such special authorization is granted to the board of directors for a period of three years as from the date of the extraordinary shareholders meeting of May 26, 2005. It may be renewed under the terms and conditions provided for by law.

If the proposal is approved, article 9 of the articles of association will read as follows:

A. The board of directors is authorized to increase the share capital in one or several times up to the amount of forty-eight million three hundred ninety-four thousand four hundred eighty-five Euros (EUR 48,394,485) on the dates and pursuant to the terms decided by the board of directors for a period of five years as from the date of publication of this authorization in the Belgian Official Gazette.

This authorization is renewable according to the terms provided for by law.

The board is authorized to increase the capital as mentioned above, by contributions in cash or, to the extent permitted by law, by contributions in kind, or by incorporation of the available or unavailable reserves or the issuance premium account. In the latter cases, such increase may occur with or without issuance of new shares.

The increase of the share capital may also be achieved by the issuance of convertible bonds or subscription rights - whether or not attached to other securities - which may cause the creation of new shares in compliance with the legal provisions in force.

In case of a share capital increase, the board of directors is authorized to limit or revoke, in the interest of the company, the preferential right provided for by legal provisions in force, including to the benefit of one or more specific persons, whether or not employees of the company or its subsidiaries.

To the extent permitted by law, the board of directors is also authorized to increase the share capital after it has received notice of a public take-over bid relating to the company. In such a case, the board of directors is expressly authorized to limit or revoke the preferential right of the shareholders, even in favor of specific persons. Such special authorization is granted to the board of directors for a period of three years as from the date of the extraordinary shareholders meeting of May 26, 2005. It may be renewed under the terms and conditions provided for by law.

B. Whenever the share capital increase decided by the board of directors involves an issuance premium, the amount of such premium is, after possible deduction of costs, allocated to a blocked account which constitutes, together with the share capital, the guarantee of third parties and may only be reduced or suppressed by decision of the shareholders meeting with the quorum and majority requirements provided for a decrease in capital, without prejudice to the board of directors’ ability to incorporate said account into the share capital pursuant to section A above.	B. Whenever the share capital increase decided by the board of directors involves an issuance premium, the amount of such premium is, after possible deduction of costs, allocated to a blocked account which constitutes, together with the share capital, the guarantee of third parties and may only be reduced or suppressed by decision of the shareholders meeting with the quorum and majority requirements provided for a decrease in capital, without prejudice to the board of directors’ ability to incorporate said account into the share capital pursuant to section A above.

ARTICLE TEN – ACQUISITION, PLEDGE AND TRANSFER OF OWN SHARES

Current version of article 10 of the articles of association:

The company may acquire or hold in pledge its own shares in compliance with legal provisions in force. The board of directors is authorized to transfer through public or private transactions the shares that the company acquired, under conditions determined by the board of directors, without the prior approval of the shareholders meeting, in compliance with legal provisions in force.

On May 26, 2005, the extraordinary shareholders meeting authorized the board of directors to acquire and transfer company’s shares when such acquisition or transfer is necessary in order to prevent serious and imminent damage to the company. Such authorizations are granted for a period of three years as from the date of publication of these authorizations in the Appendix of the Official Gazette.

The above-mentioned authorizations also relate to acquisitions and transfers of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries, and are renewable in compliance with legal provisions in force.

In addition, on May 24, 2006, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1-) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company’s share on Euronext Brussels during the twenty trading days preceding the acquisition. Such authorization has been granted for a period of eighteen (18) months as from the date of the extraordinary general meeting of May 24, 2006 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.

If the proposal is approved, article 10 of the articles of association will read as follows:

The company may acquire or hold in pledge its own shares in compliance with legal provisions in force. The board of directors is authorized to transfer through public or private transactions the shares that the company acquired, under conditions determined by the board of directors, without the prior approval of the shareholders meeting, in compliance with legal provisions in force.

On May 26, 2005, the extraordinary shareholders meeting authorized the board of directors to acquire and transfer company’s shares when such acquisition or transfer is necessary in order to prevent serious and imminent damage to the company. Such authorizations are granted for a period of three years as from the date of publication of these authorizations in the Appendix of the Official Gazette.

The above-mentioned authorizations also relate to acquisitions and transfers of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries, and are renewable in compliance with legal provisions in force.

In addition, on May 24, 2007, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company’s shares on Euronext Brussels during the twenty trading days preceding such acquisition. Such authorization has been granted for a period of eighteen (18) months as from the date of the extraordinary general meeting of May 24, 2007 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.

2

ARTICLE TWELVE – NATURE OF THE SECURITIES

Current version of article 12 of the articles of association:

Securities are in bearer form, unless otherwise provided for by law. Bearer shares bear the signature of two directors at least; stamps may replace those signatures.

They may be converted into registered securities at the request and expense of their holder.

If the proposal is approved, article 12 of the articles of association will read as follows:

Securities are in bearer, registered or dematerialized form. Securities that are not entirely paid up shall remain in registered form.

Holders of securities may request at their expense the conversion of securities to registered form at any time or to dematerialized form at any time as of January 1, 2008. Bearer securities deposited in a securities account as of January 1, 2008 will be automatically converted to dematerialized form as from that date. Bearer securities that are held in physical form on January 1, 2008 and are subsequently deposited in a securities account at a later date shall be automatically converted to dematerialized form at such later date. Bearer securities issued on or prior to December 23, 2005 that shall not have been deposited in a securities account by December 31, 2013 shall be automatically converted to dematerialized form as of January 1, 2014. Bearer securities issued after December 23, 2005 that shall not have been deposited in a securities account by December 31, 2012 shall be automatically converted to dematerialized form as of January 1, 2013.

ARTICLE THIRTY-TWO – ATTENDANCE NOTICE AND DEPOSIT OF SECURITIES

Current version of article 32 of the articles of association:

In order to be admitted to shareholders meeting, holders of registered securities must notify their intent to exercise their rights at the meeting to the board of directors no later than four business days prior to such meeting.

Holders of bearer securities must deposit their securities at the registered offices of the company within the same timeframe. Unless the body convening the shareholders meeting decides otherwise and indicates so in the notice, the deposit of securities at the registered offices may be replaced by the communication to the company, within the same timeframe, of a certificate of one of the financial institutions indicated in the notice, which certifies the blocking of the shares until, and including, the date of the shareholders meeting.

If the proposal is approved, article 32 of the articles of association will read as follows:

In order to be admitted to shareholders meeting, holders of registered securities must notify their intent to exercise their rights at the meeting to the board of directors no later than four business days prior to such meeting.

Holders of dematerialized securities must provide notice of their intent to exercise their rights at the meeting to one of the financial institutions indicated in the notice to the meeting or any institution specified in such notice and pursuant to the modalities set forth in such notice, no later than four business days prior to such meeting. Within the same timeframe, one of the financial institutions indicated in the notice to the meeting or any institution specified in such notice will communicate to the company a certificate which certifies the blocking of the shares until, and including, the date of the shareholders meeting.

Holders of bearer securities must deposit their securities at the registered offices of the company within the same timeframe. Unless the body convening the shareholders meeting decides otherwise and indicates so in the notice, the deposit of securities at the registered offices may be replaced by the communication to the company, within the same timeframe, of a certificate of one of the financial institutions indicated in the notice, which certifies the blocking of the shares until, and including, the date of the shareholders meeting.

3

The holders of bonds may attend the meeting with consultative vote if they have deposited their securities in accordance with this article.	The holders of bonds may attend the meeting with consultative vote if they have deposited their securities in accordance with this article.

ARTICLE THIRTY-SEVEN – VOTES

Current version of article 37 of the articles of association:

The meeting may not vote on items that were not mentioned on the agenda.

Unless otherwise provided by legal provisions in force, decisions are adopted by a majority vote, irrespective of the number of securities present or represented at the meeting.

With respect to the appointment of directors or auditors, if no candidate is elected by a majority vote, a second ballot is organized between the two candidates who obtained the highest number of votes. In case of a tie in the second ballot, the eldest candidate is elected.

Votes are expressed by raising hands or by calling names, unless otherwise decided by the majority of the shareholders.

An attendance list, that indicates the name of each shareholder and the number of securities it owns, is signed by each shareholder or its proxy holder before the meeting starts.

If the proposal is approved, article 37 of the articles of association will read as follows:

The meeting may not vote on items that were not mentioned on the agenda.

Unless otherwise provided by legal provisions in force, decisions are adopted by a majority vote, irrespective of the number of securities present or represented at the meeting.

With respect to the appointment of directors or auditors, if no candidate is elected by a majority vote, a second ballot is organized between the two candidates who obtained the highest number of votes. In case of a tie in the second ballot, the eldest candidate is elected.

Votes are expressed by raising hands or by calling names, unless otherwise decided by the majority of the shareholders.

Any shareholder may vote in writing at any shareholders meeting, by using a form to be provided by the company mentioning (i) the name and address or registered seat of the shareholder, (ii) the number of shares which the shareholder will vote, and (iii) the indication, for each point on the agenda, of the vote of the shareholder. Shares shall be taken into account for the vote and the computation of the quorum only if the form is received by the company at least four business days prior to the meeting. Any shareholder who votes in writing must comply with the deposit obligations referred to in article 32.

An attendance list, that indicates the name of each shareholder and the number of securities it owns, is signed by each shareholder or its proxy holder before the meeting starts.

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Annex 6

to Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

SPECIAL REPORT OF THE BOARD OF DIRECTORS PREPARED PURSUANT TO ARTICLE 604 OF THE

BELGIAN COMPANY CODE FOR THE RENEWAL OF THE AUTHORIZED CAPITAL

The Board of Directors (the “Board”) of Delhaize Group SA (the “Company”) proposes to the upcoming extraordinary shareholders meeting of the Company to renew the authorization granted to the Board to increase the share capital of the Company in accordance with Article 603 of the Company Code. The Board has prepared this special report pursuant to Article 604 of the Company Code.

1.	Description of the outstanding authorization to increase the capital by resolution of the Board

The first indent of Article 9.A of the Company’s articles of association currently authorizes the Board to increase the share capital of the Company from time to time up to a maximum aggregate amount of EUR 46,196,352. This authorization was granted by the shareholders in May 2002 and will expire in June 2007.

The latest annual report of the Company provides a description of the transactions carried out by the Board until December 31, 2006 pursuant to the above authorization. In addition to such transactions, it is contemplated that the Board will approve in May 2007 an issuance of subscription rights under the above authorization for the purpose of the Delhaize Group 2002 Stock Incentive Plan, which may result in the subscription of a maximum of 1,750,000 new shares of the Company.

2.	Purposes of the new authorization to increase the capital by resolution of the Board

The Board proposes to the shareholders to renew the authorization granted to the Board to increase the share capital, on the same terms and conditions as those applying to the current authorization. This will require an amendment to the first indent of Article 9.A of the Company’s articles of association so as to authorize the Board to increase the share capital of the Company from time to time for a period of five years, up to a maximum aggregate amount equal to the current share capital of the Company (EUR 48,394,485.00).

Pursuant to other provisions of Article 9 of the Company’s articles of association, in any instance where the Board decides to increase the share capital of the Company for a contribution in cash, or to issue convertible bonds or subscription rights, it is entitled to limit or revoke the preferential subscription rights of shareholders, including those rights in favor of specific persons (whether or not employees of the Company or its subsidiaries).

The circumstances in which the Board may decide to increase the share capital of the Company will be assessed by the Board, based upon its consideration as to what is in the best corporate interests of the Company. If deemed appropriate by the Board, the authorized capital could allow the Company, inter alia:

•	To issue shares, convertible bonds or subscription rights in situations where there is a need for additional equity financing, whether or not to the benefit of specific persons;

•	To offer shares or other equity-linked instruments as compensation in acquisition or merger transactions or in other corporate transactions;

•	To remunerate the shareholders by way of a distribution in kind;

•	To issue subscription rights to managers and officers of the Company or its subsidiaries; or

•	To increase the share capital by incorporation of reserves or issuance premium.

Any capital increase decided by the Board will be subject to legal restrictions, including those set out in Article 606 of the Company Code which prevents the Board from issuing shares below the accounting par value of the existing shares of the Company or against a contribution in kind by a person holding more than 10% of the shares of the Company.

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This Special Report has been approved by the Board on March 14, 2007.

Annex 7

to Exhibit 99.1

DELHAIZE GROUP 2007

STOCK OPTION PLAN FOR ASSOCIATES

OF NON-U.S. COMPANIES

[May 24, 2007]

This document is the 2007 Stock Option Plan for Associates of Non-U.S. Companies of Delhaize Group SA, a company incorporated and existing under the laws of Belgium with registered office at rue Osseghem 53 at 1080 Brussels, Belgium, registered with the register of legal entities under number 0402.206.045.

This document does not constitute investment advice or a recommendation of Delhaize Group SA to accept or exercise any option issued under this 2007 Stock Option Plan for Associates of Non-U.S. Companies. Persons who are being offered or who are holding options issued thereunder are advised to seek independent advice to form an opinion on whether to accept or exercise such options.

1.	INTRODUCTION

This stock option plan, entitled Delhaize Group 2007 Stock Option Plan for Associates of Non-U.S. Companies (the Plan) has been approved by Delhaize Group SA (Delhaize Group) and aims at rewarding managers of Delhaize Group and a number of its non-U.S. affiliates for their contribution to the success of the group.

2.	THE PLAN

2.1	Who decides to grant Options under the Plan?

Options to purchase ordinary shares of Delhaize Group (the Shares) under the Plan (the Options) may typically be granted by the board of directors of Delhaize Group (the Board of Directors) on a yearly basis.

2.2	Who is a Beneficiary?

Managers of Delhaize Group and a number of its non-U.S. affiliates are eligible to participate in the Plan (the Beneficiaries). A manager must be employed by Delhaize Group or an affiliate on the first day of May in order to be a Beneficiary during the first year of employment with Delhaize Group or the relevant affiliate. Persons serving out their period of notice of resignation or dismissal on any Grant Date (except when leaving Delhaize Group or an affiliate for regular retirement or agreed early retirement) may not be deemed as being Beneficiaries.

2.3	How is a Beneficiary informed of a grant of Options?

The decision to grant Options is communicated in writing to each Beneficiary by way of an offer letter, e-mail or online communication from Delhaize Group (the Offer Letter), which provides information on:

•	the number of Options granted to the Beneficiary;

•	the exercise price of the Options;

•	the period during which the Options may be exercised (the Exercise Period); and

•	any other provisions or conditions supplementing the Plan.

For the purpose of the Plan, the Grant Date shall mean the date of the Offer Letter.

2.4	Is a Beneficiary obligated to accept a grant of Options?

Beneficiaries are under no obligation whatsoever to accept a grant of Options and participate in the Plan. Beneficiaries who do not accept a grant of Options may still be offered Options under future grants.

2.5	What should a Beneficiary do to accept a grant of Options?

Each Beneficiary willing to accept a grant of Options must complete, sign and deliver the acceptance form attached to his/her Offer Letter in accordance with the instructions set out therein, at the latest sixty calendar days after the Grant Date. Alternatively, each Beneficiary may accept a grant of Options online through the web-based platform of the institution administrating the Plan and the Options for Delhaize Group (the Administrative Agent), in

accordance with the instructions set out in his/her Offer Letter, at the latest sixty calendar days after the Grant Date.

A grant of Options can be accepted in whole or in part. The acceptance of Options is irrevocable.

A grant of Options not accepted in whole or in part at the latest sixty calendar days after the Grant Date will be deemed to have been refused and will lapse automatically.

2.6	What are the rules governing the Plan?

The Plan is governed by the terms and conditions set out in this document. It is supplemented with respect to each Beneficiary by the Offer Letter referred to in Section 2.3 above. In case of discrepancy between the Plan and the Offer Letter, the Plan will prevail.

In relation to any grant of Options under the Plan, Beneficiaries should always bear in mind the rules and restrictions of Delhaize Group’s Policy Governing Securities Trading and Prohibited Market Manipulation and Unauthorized Disclosure of Information (the Insider Trading Policy). The Insider Trading Policy is available on Delhaize Group’s intranet. Delhaize Group has full discretion to amend at any time the terms and conditions of the Insider Trading Policy, which shall prevail in case of discrepancy with the Plan and/or the Offer Letter.

3.	THE OPTIONS

3.1	What are the features of the Options?

An Option is a right to purchase an existing Share during the Exercise Period against payment in cash of a specific price (the Exercise Price), as specified in the Offer Letter.

Options are not transferable and are not negotiable on any stock market. However, Options can be transferred as a result of the death of the Beneficiary, but then only to his/her legal or designated successors (see Section 3.9 below).

Options are a discretionary benefit that is not part of the employment contract of the Beneficiary and does not form part of his/her remuneration. Should any grant of Options be considered as being part of an employment contract, the acceptance of Options by the Beneficiary party to such employment contract implies that he/she agrees and acknowledges that the grant of Options is not a significant element of his/her employment contract. Being granted Options under a particular grant does not give right to another grant of Options at any point in the future.

3.2	How is the Exercise Price determined?

The Exercise Price is set by the Board of Directors at the time of the grant of Options and remains unchanged for the entire duration of the Options.

In order to benefit from the favourable tax regime described in Section 5 below, the Exercise Price must be equal to either the closing stock market price of the Shares on the last trading day before the Grant Date or the average of the closing stock market prices of the Shares over the last thirty days before the Grant Date.

3.3	What is the duration of the Options?

Options remain valid for the period indicated in the Offer Letter, subject to the terms and conditions of the Plan.

3.4	What is the benefit of holding Options?

The grant of Options is based on the premise that the stock market price of the Shares may rise after the Grant Date and may exceed the Exercise Price at any point in time during the Exercise Period for such Options (as determined in the Offer Letter). If the stock market price were to exceed the Exercise Price, the gross amount of the capital gain that would result from the exercise of Options (before any tax impact) would be equal to the difference between the stock market price of the Shares on the date of exercise and the Exercise Price.

For illustration purposes, the graphic below describes the value of an Option in the event that the stock market price of the Shares evolves in a growing trend.

Once the stock market price of the Shares exceeds the Exercise Price, Beneficiaries could exercise their Options to benefit from a possible capital gain (potential profit zone before any tax impact). If the stock market price of the Shares is below the Exercise Price, the Beneficiaries will obviously not want to exercise any Option (neutral zone excluding tax impact).

When deciding whether to accept a grant of Options, each Beneficiary should take into account the tax charges and fees due upon acceptance and exercise of Options (see Sections 5 and 6.2 below).

3.5	When can Options be exercised?

Options can be exercised at any time during the Exercise Period, subject to the terms of the Insider Trading Policy. Options not validly exercised before the end of the Exercise Period lapse immediately thereafter.

3.6	Is the exercise of Options subject to conditions?

The Offer Letter specifies whether all or part of the Options are unconditional or conditional, on the basis of a discretionary decision of the Board of Directors.

Beneficiaries are entitled to exercise unconditional Options at any time during the Exercise Period, irrespective of the maintaining of their employment relationship with Delhaize Group and its affiliates.

Conditional Options will automatically lapse:

•	on the date of resignation or dismissal for cause of the Beneficiary; or

•

90 calendar days after the last date of work of the Beneficiary where the Beneficiary is dismissed with notice (or with compensatory indemnity in lieu of notice) or where the employment of the Beneficiary is terminated by mutual agreement; notwithstanding the foregoing, where the last date of work of the Beneficiary falls prior to the first day of the Exercise Period for his/her Options, the 90 calendar day period starts on the first day of such period.

Unless otherwise specified in the Offer Letter, conditional Options can still be exercised during their Exercise Period where (i) the Beneficiary retires (at normal retirement age or under an agreed early retirement plan), (ii) the Beneficiary is required to take prolonged sick leave or passes away, (iii) the employment contract of the Beneficiary is terminated for a reason of force majeure (such as, but not limited to, a work incapacity that permanently prevents the employee from performing the work foreseen in his/her employment agreement) or (iv) the company employing the Beneficiary ceases to be an affiliate of Delhaize Group.

Options which are not expressly qualified as being unconditional Options in the Offer Letter will be deemed to be conditional Options.

3.7	Is the exercise of Options subject to restrictions?

Beneficiaries must observe all applicable laws in any relevant jurisdiction, including laws regarding insider trading and disclosure of share ownership.

Pursuant to the Belgian law of 2 August 2002 relating to the surveillance of the financial sector and financial services, any person holding material non public information must abstain from exercising Options, from communicating this material non public information to any third party and from advising a third party to exercise Options as long as this information remains material and non public.

In addition, the exercise of Options is subject to the rules and restrictions of the Insider Trading Policy. Designated Persons under such policy are subject to strict trading restrictions. These persons may not exercise their Options during certain restriction periods. Restriction periods typically start the day following the close of a financial quarter or year and end 48 hours following the release of Delhaize Group’s financial results related to that quarter or year.

The trading restrictions contained in this policy do not apply to the exercise of Options by an independent broker acting for the account of a Beneficiary pursuant to a pre-arranged trading contract that (i) has been pre-cleared by the General Counsel of Delhaize Group and (ii) was entered into in compliance with this policy.

Beneficiaries failing to comply with the rules set out in this Section 3.7 may be subject to criminal and civil fines, imprisonment and, to the extent permitted by applicable law, disciplinary or legal action by their employer.

3.8	How are Options exercised?

A Beneficiary may exercise his/her Options by multiples of the number of Options that will be specified in each Offer Letter and acquire the corresponding number of Shares by paying the Exercise Price, increased with the associated charges described in Section 6.2 below.

Any exercise of Options must be communicated to the Administrative Agent using the exercise form that can be obtained upon request or using the online exercise form. Unless otherwise indicated by the Beneficiary in his/her physical or online exercise form, his/her conditional Options will be deemed to have been exercised first. Options not exercised by 11 a.m. on the last day of the Exercise Period, either online or by physical delivery to the Administrative Agent of a duly completed and executed exercise form, lapse automatically.

The particulars of the exercise of Options will be communicated to each Beneficiary by the Administrative Agent and are available on its web-based platform relating to the Options.

3.9	What happens if a Beneficiary passes away?

Options held by a Beneficiary who passes away remain subject to their initial terms and conditions and may be exercised by his/her legal or designated successors.

A succession may not result in the exercise of Options otherwise than by the multiples of Options that will be specified in each Offer Letter, as set out in Section 3.8 above. In addition, should the ownership of Options be split up into bare ownership and usufruct as a result of a succession, a single representative of the succession must be appointed by the successors for the purpose of the Plan and the exercise of Options. Delhaize Group is entitled to suspend the exercise of Options as long as such appointment has not been validly documented and communicated to Delhaize Group.

3.10	Early exercise; anti-dilution

Beneficiaries will be entitled to exercise their Options before the Exercise Period upon the occurrence of any of the following circumstances;

•	an increase in the share capital of Delhaize Group against a cash contribution, if an to the extent that existing shareholders are entitled to participate in such capital increase;

•	a takeover bid on the Shares; or

•

a merger of Delhaize Group or any other transaction by which Delhaize Group’s shareholders are invited (or required) to sell, exchange or contribute their Shares, regardless of whether the transaction is initiated by Delhaize Group, a company related to it or a third party.

If any of these circumstances occurs, Beneficiaries will be entitled to exercise their Options at the then prevailing conditions in a timely fashion allowing them to take part in the transaction.

Delhaize Group reserves the right to undertake any other transaction than those mentioned above affecting its share capital, without granting Beneficiaries the right to early exercise. Such transactions include, but are not limited to, a capital increase by contribution in kind, the incorporation of reserves into capital accompanied by the issuing of free Shares, the issuing of convertible bonds, warrants or bonds with warrants, the distribution of shares in the context of an optional dividend (by contribution of the dividend receivable) or a stock dividend, changes in the representation of the share capital (by splitting up or consolidation of Shares), as well as amending the provisions governing the distribution of profits or liquidation surpluses.

Where, in the discretionary opinion of the Board of Directors, a transaction referred to in the preceding paragraph has an adverse effect on the value of the Shares (corresponding to the result, calculated immediately before the occurrence of the transaction having an adverse effect, of the division of the consolidated equity at that time by the number of Shares issued at that time), the Exercise Price will be adjusted to the extent deemed necessary by the Board of Directors to safeguard the interests of the Beneficiaries, in the manner customary in such circumstances. However, the Exercise Price will not be adjusted where such adjustment would be lower than 1% of the Exercise Price. The Exercise Price resulting from any adjustment will be rounded to the nearest multiple of EUR 0.05. Should such adjustment have a negative tax impact on Beneficiaries, the Board of Directors may, if it deems it appropriate in the interest of Beneficiaries, decide either not to proceed to the adjustment and leave the Exercise Price unchanged or to offer Beneficiaries the right of early exercise of their Options prior to the implementation of any transaction referred to in the preceding paragraph.

Any adverse tax consequences of an early exercise of Options by a Beneficiary will be borne solely by such Beneficiary.

4.	THE SHARES

Shares delivered to a Beneficiary as a result of the exercise of Options are not subject to any transfer restriction. They carry voting right and are delivered in bearer form or, after 1 January 2008, in a dematerialized form. They are entitled to dividend but are not VVPR shares (Verlaagde Voorheffing/Précompte Réduit) granting right to the reduced withholding tax system.

Whether or not a Share is entitled to a dividend during a specific year depends on when the Option is exercised. Where an Option is exercised no later than the business day prior to the payment date of a dividend, the acquired Share is entitled to the dividend declared in respect of the previous year and paid during the year of exercise of the Option. Where the Option is exercised on or after the payment date of a dividend, the acquired Share is not entitled to the dividend declared in respect of the previous year but is be entitled to dividends declared in respect of the forthcoming years.

5.	TAX ASPECTS OF THE PLAN

5.1	Introduction

The taxation regime of Options depends on the country of residence of the Beneficiary. Any taxes due by a Beneficiary as a result of the grant or the exercise of Options will be borne exclusively by the Beneficiary.

This Section 5 provides a broad overview of the general principles of the tax treatment of the Options under current Belgian tax legislation (i.e. under the law of 26 March 1999 relating to the Belgian action plan for employment 1998), as applicable on the date of the Plan, and is subject to any change in law. Tax legislation is complex and subject to frequent changes. This overview is therefore included in the Plan for information purposes only and does not take into account or discuss the laws of any country other than Belgium.

Delhaize Group is making no representation (whether express or implied) and no liability will be accepted by Delhaize Group (or any of its directors, officers, employees or agents) in relation to the accuracy or completeness of the information provided in this Section 5.

5.2	Why are there time restrictions for the exercise of Options?

In order for the grant of Options to benefit from a reduced rate of 7.5% (instead of a normal rate of 15%) in calculating the taxable basis for a benefit of all kinds (avantage de toute nature/Voordeel van alle aard), Options cannot be exercised prior to the end of the 3rd calendar year following the year of the Grant Date, nor after the 10th year following the year of the Grant Date.

Options not exercised by 11 a.m. on the last day of the Exercise Period, either by a valid online exercise or by delivery to the Administrative Agent of a duly completed and executed exercise form, will lapse automatically and will not give rise to any additional tax charge.

5.3	What are the tax consequences of accepting a grant of Options?

A grant of Options that is accepted by a Beneficiary represents a taxable benefit in kind for such Beneficiary who is resident in Belgium. Such grant is subject for the Beneficiary to personal income tax in Belgium at the normal progressive income tax rates (to be increased by local taxes). Accepting such grant will therefore have tax effects on the Beneficiary at the time of the acceptance of such grant, regardless of whether the Options are exercised subsequently in whole or in part.

Assessment of the taxable amount

As a rule, the taxable amount of the benefit in kind is equal to 15% of the Exercise Price, to be increased by 1% per year (or part of year) that the Options remain exercisable after the fifth anniversary of the Grant Date.

If certain requirements are complied with, this taxable amount may be reduced to 7.5% of the Exercise Price, to be increased by 0.5% per year (or part of year) that the Options remain exercisable after the fifth anniversary of the Grant Date. The most relevant requirement is that the Options are not exercised before the end of the third calendar year following the year of the Grant Date.

The terms and conditions of the Plan are set up in order for the Beneficiaries to benefit from this favourable tax regime, provided no Option is exercised prior to the end of the third calendar year following the year of the Grant Date.

Example:

If the Exercise Price of an Option is EUR 65, and assuming that the Beneficiary is taxed at a marginal personal tax rate of 50.00%, without taking into account local taxes (the actual marginal personal tax rate for any Beneficiary to be taken into account is each Beneficiary’s own marginal tax rate):

•	the Beneficiary’s personal tax base will increase by EUR 65 x 8.5% (= EUR 5.525) per Option allotted (tax value of the benefit in kind);

•	the additional tax charge to be borne by the Beneficiary following the grant of Options will amount to EUR 5.525 x 50.00% = EUR 2.7625 per Option granted; and

•	by tranche of 100 Options granted, the additional tax charge for the Beneficiary will amount to EUR 276.25.

This tax charge will be paid via the salary withholding tax that is retained by the employer of the Beneficiary on the net remuneration (gross remuneration less social security and current monthly salary withholding tax) of the month following the 60th day after the Grant Date.

However, the benefit in kind must be included at its tax value in the income tax return of the Beneficiary for the relevant year. If the marginal tax rate of the Beneficiary is higher than the rate used for calculating the salary withholding tax retained at source in connection with the Options, an additional tax charge could be recorded in the tax assessment relating to the income of the year of the Grant Date.

Should the Beneficiary not exercise his/her Options because the Exercise Price remains above the stock market price of the Shares throughout the Exercise Period, the tax paid by the Beneficiary at the time of accepting a grant of Options will not be recoverable.

Please refer to the graphic of Section 3.4 above, which illustrates the impact of the tax charge on the potential financial loss or gain for the Beneficiary linked to the acceptance of a grant of Options.

In any event, the maximum financial loss incurred by a Beneficiary residing in Belgium who did not exercise his/her Options will be the amount of salary withholding tax retained by the employer as a result of the acceptance of the grant of Options.

Exercise of Options

Under the Belgian tax legislation applicable on the date of the Plan, a Beneficiary is not subject to Belgian tax when he/she exercises the Options and therefore acquires Shares.

Sale of the Shares

Under the Belgian tax legislation applicable on the date of the Plan, a Beneficiary is not subject to Belgian tax upon the sale of the underlying Shares at a gain, provided the sale is considered to be within the normal management of one’s private estate.

Social security contributions

No social security contributions are due by the employer or the Beneficiary in connection with a grant of Options or the exercise of Options in the context of the Plan.

6.	MISCELLANEOUS

6.1	Changes to and interpretation of terms and conditions of Options

The Board of Directors has full discretion to amend at any time the terms and conditions of Options, provided however that, unless otherwise agreed by the Beneficiary, an amendment will be effective only with respect to Options granted after the date of such amendment. Notwithstanding the foregoing, the Board of Directors has full discretion to amend at any time the terms and conditions of Options whenever such amendment is, in the discretionary opinion of the Board of Directors, beneficial to the Beneficiary.

In all instances not addressed in the Plan, the Board of Directors has full discretion to interpret and supplement the terms and conditions of Options, with due regard for the then prevailing legislation.

Furthermore, the amendments to the Insider Trading Policy must be complied with by the Beneficiaries as from their adoption and they apply to all Options, irrespective of their Grant Date.

6.2	Charges

Delhaize Group will bear the charges of implementing the Plan, including legal and administrative costs.

Each Beneficiary will bear all charges resulting from the exercise of Options, the holding of Shares and/or the sale of Shares purchased upon exercise of Options, including stock exchange transaction taxes and any other fees and taxes that may be payable. The exercise of Options is subject to a stock exchange transaction tax on the transaction amount, with an upper limit per exercise. The sale of Shares on the market is also subject to charges that are customary for any stock market transaction.

The holding of Shares on a securities account after the exercise of Options is also subject to custody charges at the rate charged by the Administrative Agent. Beneficiaries willing to transfer Shares to a securities account with a credit institution other than the Administrative Agent will have to pay a standard bank charge.

6.3	Governing law and jurisdiction

The Plan, the Offer Letter and the Options are governed by Belgian law. Any dispute arising out of, or in connection with, the Plan, the Offer Letter or the Options will be settled by the courts of Brussels.

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